Mail Stop 0408

      September 13, 2005



By U.S. Mail and Facsimile (512) 499-3810

Tom C. Nichols
Chairman, President and Chief Executive Officer
State National Bancshares, Inc.
4500 Mercantile Plaza Drive
Suite 300
Fort Worth, Texas 76137

Re:	State National Bancshares, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed August 30, 2005
	File No. 333-126793

Dear Mr. Nichols:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Map

1. The map on the inside cover page appears somewhat difficult to read. Please advise.




Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Allowance for Loan Losses, page 72

2. We note your revised disclosure in response to comment 19 of our letter dated August 19, 2005. Please revise to describe the general economic conditions and other factors that impacted your determination of the amount of your unallocated allowance for loan losses for each period presented. Explain why your unallocated allowance as a percentage of your total allowance remained relatively unchanged from 2003 to 2004 in light of your disclosure that asset quality improved primarily due to improving business conditions and declining interest rates which increased asset valuations.

Underwriting, page 119

3. We note your response to our prior comment 25. Please advise us how "related persons," as used in the fourth paragraph, is being defined and consider adding clarifying disclosure.

4. We note that on the Indication of Interest Form for the Directed
Share Program, participants are required to certify that they have "received and read" the preliminary prospectus. It is our position that investors should not be required to certify to reading the prospectus. Please revise this language.

Audited Financial Statements

Restructuring/Merger Expenses, page F-18

5. We note your supplemental response to comment 32 of our letter dated August 19, 2005. Please tell us how you determined that consolidating your two separately chartered banks into one chartered bank is considered a business combination and not a restructuring. Tell us how you considered the applicability of EITF Issue 94-3 and
SFAS 146. If you conclude the combination of two separately chartered banks was a restructuring of your existing business, please revise your financial statements and footnote disclosures, as necessary, to apply the guidance of EITF 94-3 and SFAS 146.

Note 4 - Loans and Allowance for Loan Losses, page F-21

6. We note your response to comment 33 of our letter dated August
19,
2005. We also note your disclosure on page 2 that you acquired Independent Bankshares ("IBK") in August 2000. In light of your disclosure that the discount is accreted into income over three years and the acquisition date of IBK, it is not clear why you have a purchase discount remaining as of December 31, 2004. Please revise your disclosures to clarify.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Matthew Komar, Staff Accountant, at (202)
551-
3781 or Joyce Sweeney, Accounting Branch Chief, at (202) 551-3449 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Gregory Dundas at
(202) 551-3436 or me at (202) 551-3448 with any other questions.

								Sincerely,



      Jessica Livingston
      Senior Attorney
cc:	Chet A. Fenimore, Esq.
	Charles E. Greef, Esq.
	Jenkins & Gilchrist, P.C.
	401 Congress Avenue, Suite 2500
	Austin, Texas 78701
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Tom C. Nichols
State National Bancshares, Inc.
September 13, 2005
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